Exhibit 4.3

DESCRIPTION OF THE REGISTRANT’S SECURITIES
REGISTERED PURSUANT TO SECTION 12 OF THE
SECURITIES EXCHANGE ACT OF 1934

As of the date of the Annual Report on Form 10-K of which this Exhibit 4.6 is a part, Energy Fuels Inc. (the “Company”) has two classes of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended: (1) the Company’s common shares (the “Common Shares”); and (2) certain common share purchase warrants (the “Warrants”).
Description of Common Shares
The following description of our Common Shares is a summary and does not purport to be complete. It is subject to and qualified in its entirety by reference to our Articles of Continuance, Articles of Amendment and our Bylaws, each of which are incorporated by reference as an exhibit to the Annual Report on Form 10-K of which this Exhibit 4.6 is a part.
Authorized Capital Shares
We are authorized to issue an unlimited number of Common Shares, without par value.
Voting Rights
Holders of Common Shares are entitled to one vote per Common Share at all meetings of shareholders, including the election of directors. Our Common Shares do not have cumulative voting rights.
Dividend and Liquidation Rights
The holders of Common Shares are entitled to receive dividends as and when declared by our Board of Directors and to receive a pro rata share of the assets of the Company available for distribution to the holders of Common Shares in the event of the liquidation, dissolution or winding-up of the Company.
Other Rights and Preferences
There are no preemptive, conversion or redemption rights attached to the Common Shares.
Listing
The primary trading market for the Common Shares is the NYSE American under the trading symbol “UUUU,” and the Common Shares are also listed on the TSX under the trading symbol “EFR.”

Description of Warrants
The following description of certain of our certain of our Warrants is a summary and does not purport to be complete. It is subject to and qualified in its entirety by reference to the Warrant Indenture between Energy Fuels Inc., CST Trust Company and American Stock Transfer & Trust Company, LLC (collectively, the “Warrant Agents”) dated September 20, 2016 (the “Warrant Indenture”), which is incorporated by reference as an exhibit to the Annual Report on Form 10-K of which this Exhibit 4.6 is a part.
Each Warrant entitles the holder to purchase one Common Share at a price of $2.45. The Warrants are exercisable until September 20, 2021. As of December 31, 2020, there were 4,165,830 Warrants outstanding.

Adjustments
The Warrant Indenture provides for adjustment in the number of Common Shares issuable upon the exercise of the Warrants and/or the exercise price per Warrant Share upon the occurrence of certain events, including:
•the issuance of Common Shares or securities exchangeable for or convertible into Common Shares to all or substantially all of the holders of the Common Shares as a stock dividend or other distribution (other than a distribution of Common Shares upon the exercise of the Warrants or pursuant to the exercise of director, officer or employee stock options or restricted share rights granted under the Company’s equity compensation plans);
•the subdivision, redivision or change of the Common Shares into a greater number of shares;
•the reduction, combination or consolidation of the Common Shares into a lesser number of shares;
•the issuance to all or substantially all of the holders of the Common Shares of rights, options or warrants under which such holders are entitled, during a period expiring not more than 45 days after the record date for such issuance, to subscribe for or purchase Common Shares, or securities exchangeable for or convertible into Common Shares, at a price per share to the holder (or at an exchange or conversion price per share) of less than 95% of the “current market price,” as defined in the Warrant Indenture, for the Common Shares on such record date; and
•the issuance or distribution to all or substantially all of the holders of the Common Shares of shares of any class other than the Common Shares, rights, options or warrants to acquire Common Shares or securities exchangeable or convertible into Common Shares, of evidences of indebtedness or cash, securities or any property or other assets.
The Warrant Indenture also provides for adjustment in the class and/or number of securities issuable upon the exercise of the Warrants and/or exercise price per security in the event of the following additional events: (1) reclassifications or redesignations of the Common Shares; (2) consolidations, amalgamations, take-over bids, compulsory acquisitions, plans of arrangement or mergers of the Company with or into another entity (other than consolidations, amalgamations, take-over bids, compulsory acquisitions, plans of arrangement or mergers which do not result in any reclassification of the Common Shares or a change of the Common Shares into other shares); (3) a change, exchange or conversion of the Common Shares into or for other shares or securities or property; or (4) the transfer (other than to one of the Company’s subsidiaries) of the undertaking or assets of the Company as an entirety or substantially as an entirety to another corporation or other entity.
The Warrant Indenture also permits, in certain circumstances, Warrant holders to participate in a rights offering or participate in a special distribution to the same extent that such Warrant holder would have participated therein if the Warrant holder had held the number of Warrant Shares acquirable upon complete exercise of the Warrant holder’s Warrants then held.
No adjustment in the exercise price or the number of Warrant Shares purchasable upon the exercise of the Warrants will be required to be made unless the cumulative effect of such adjustment or adjustments would change the exercise price by at least 1% or the number of Warrant Shares purchasable upon exercise by at least one one-hundredth of a Warrant Share.
Other Material Terms
The Company covenants in the Warrant Indenture that, during the period in which the Warrants are exercisable, it will give notice to holders of Warrants of certain stated events, including events that would result in an adjustment to the exercise price for the Warrants or the number of Warrant Shares issuable upon exercise of the Warrants, at least 14 days prior to the record date or effective date, as the case may be, of such event.
No fractional Warrant Shares will be issuable upon the exercise of any Warrants, and no cash or other consideration will be paid in lieu of fractional shares. Holders of Warrants do not have any voting or preemptive rights or any other rights which a holder of Common Shares has.
From time to time, the Company and the Warrant Agents, without the consent of the holders of Warrants, may amend or supplement the Warrant Indenture for certain purposes, including curing defects or inconsistencies or making any change that does not adversely affect the rights of any holder of Warrants. Any amendment or supplement to the Warrant Indenture that adversely affects the interests of the holders of the Warrants may only be made by “extraordinary resolution,” which is defined in the Warrant Indenture as a resolution either (1) passed at a meeting of the holders of Warrants at which there are holders of Warrants present in person or represented by proxy representing at least 25% of the aggregate number of the then outstanding Warrants and passed by the affirmative vote of holders of Warrants representing not less than 66 2/3% of the aggregate number of all the then outstanding Warrants represented at the meeting and voted on the poll upon such resolution or (2) adopted by an instrument in writing signed by the holders of Warrants representing not less than 66 2/3% of the aggregate number of all the then outstanding Warrants.
Listing

The Warrants are listed on the NYSE American under the symbol “UUUU-WT” and are also listed on the TSX under the symbol “EFR.WT.”